UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   December 8, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

Val-d'Or, Quebec                                                December 8, 2005

              HALO AND METANOR DRILLING EXTENDS GOLD MINERALIZATION
                        TO THE WEST OF THE BACHELOR MINE

VAL-D'OR, QUEBEC, DECEMBER 8, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V :HLO;OTC.BB :HLOSF;FSE :HRL) & SERGE ROY, PRESIDENT & CEO OF METANOR RESOURCES INC. (TSX.V :MTO) are pleased to announce interim results from the Phase I West Extension drill program at the Bachelor Lake property located in LeSueur Twp., Desmaraisville Quebec.

The Phase I West Extension surface drill program is a continuation of the successful underground (U/G) drill program that intersected significant mineralization principally associated with the Main and B Zones below the Bachelor Mine. Holes investigating the Main Zone near the periphery of the area presently targeted, intersected 13.08 G/T AU OVER A HORIZONTAL WIDTH OF 7.62 METERS FROM HOLE 12-40 AND 10.17 G/T AU OVER A HORIZONTAL WIDTH OF 4.11 METERS FROM HOLE 12-112. THE B ZONE CONTRIBUTED 17.76 G/T AU OVER A HORIZONTAL WIDTH OF
3.66 METERS FROM HOLE 12-48 AND 12.62 G/T AU OVER A HORIZONTAL WIDTH OF 6.10 METERS FROM HOLE 12-57. The underground program demonstrated the Main and B Zones have good continuity in three dimensions and have been extended over a strike length in excess of 400 meters.

                    FIGURE 1 - BACHELOR-HEWFRAN LONG SECTION
                 HTTP://WWW.METANOR.CA/PDF/BACHELOR-HEWFRAN.PDF

The Phase I West Extension surface program seeks to test the gold potential within a mineralized corridor immediately west of the Bachelor Mine development. The auriferous stratigraphy has been investigated over a strike length of 2,500 ft (760 m) to a vertical depth of 2,400 ft (730 m). The current program has intersected sulphidized, gold-bearing structures up- and -down plunge of both the East and West Zone deposits located west of the Bachelor Mine. This release provides a summary of drilling results obtained to date.

HIGHLIGHTS

MAIN ZONE STRIKE LENGTH EXTENDED TO MORE THAN 1,640.5 FEET (500 M)

The current drill program has significantly extended the strike length of the Main and B Zones. Mineralization with the Main Zone now extends for more than 1,640 ft (500 m) of strike length and to a depth of 1,825 ft. (556 m). HOLE B05-122 has encountered an intensely hematite altered, locally silicified zone of alteration correlative with the Main Zone that returned 3.84 G/T AU OVER A CORE LENGTH OF 11.5 METERS INCLUDING 9.45 G/T AU OVER A CORE LENGTH OF 1.25 METERS (UPPER CONTACT) 5.81 G/T AU OVER A CORE LENGTH OF 3.8 METERS (LOWER CONTACT). The hole was positioned below the East Zone and demonstrates the presence of a well-developed alteration zone extending to depth. Numerous specks of visible gold were observed and those samples will be submitted for metallics analysis.

WACONICHI FAULT (BIG WAC) RETURNS THICK ALTERATION ZONE

Of particular significance was a complex, 100 ft (30 m) thick hematite, carbonate replacement zone - dilational juncture of the Main and B Zones that contained a variable distribution of quartz-carbonate stockworks and accessory sulphides. The appearance of strong limonite and sericite bleaching was observed in badly broken, blocky core. HOLE B05-119 was collared to test the sequence below the East Zone and intercepted the Big WAC fault or subsidiary structure related to this fault at a depth of 1,670 ft (509 m). Although only low gold values were encountered in the hangingwall of the fault zone; 0.582 g/t Au over a core length of 4.45 meters, the principal gold-bearing structure and accompanying alteration zone remains persistently strong at this depth.

43-101 CONFIRMATION OF THE EAST ZONE

Hole B05-117A was collared to replicate and confirm Aur Resources historic intersections on the East Zone deposit, for the purpose of validating the results and NI 43-101 compliance. HOLE B05-117A intersected a substantial hematite altered, silicified and sulphidized alteration zone corresponding to the Main Zone on Section 13900E at a vertical depth of 1,107 ft (337 m), as interpreted. The Main Zone returned 3.49 G/T AU OVER A CORE LENGTH OF 7.2 METERS INCLUDING 9.27 G/T AU OVER A CORE LENGTH OF 1.8 METERS.

PHASE I - WEST EXTENSION DRILL RESULTS

--------------------------------------------------------------------------------
                                                          CORE
HOLE NO         FROM (M)       TO (M)       AU G/T      LENGTH (M)      TARGET
--------------------------------------------------------------------------------

B05-117A         366.10        373.20         3.49        7.20           Main
  including      370.65        372.45         9.27       1.80
--------------------------------------------------------------------------------
B05-118          588.90        590.30         0.19        1.40           Dyke
--------------------------------------------------------------------------------
B05-119          565.55        570.00         0.58        4.45          Main/B
--------------------------------------------------------------------------------
B05-120                                       assays pending
--------------------------------------------------------------------------------
B05-121                                       assays pending
--------------------------------------------------------------------------------
B05-122          599.70        611.20         3.84       11.50           Main
  including      599.70        600.95         9.45        1.25
  including      607.40        611.20         5.81        3.80
--------------------------------------------------------------------------------

To date, 9 holes have been drilled and 2 holes are in progress on the East Zone for a total of 5,315 meters. Analytical results are pending for the 5 holes that have tested up- and down- plunge extensions to the West Zone the center of which is located about 2,000 ft (610 m) west of the Bachelor Mine. The West Zone has been incorporated into an updated 43-101 compliant resource calculation completed by Innovexplo of Val-d'Or, Quebec. The West Zone has returned historic intercepts including 9.46 G/T AU OVER A CORE LENGTH OF 25.7 METERS FROM HOLE 6-24 AND 9.59 G/T AU OVER A CORE LENGTH OF 13.72 METERS FROM HOLE 6-12.

Thus far, holes drilled in the vicinity of the West Zone have encountered higher than average fracturing within the host volcanic stratigraphy. A number of mineralized zones containing sulphides have been intersected that appear to correspond to the "A" West and "B" West zones intersected in previous exploration programs in the late 1980's.

The surface program will continue to aggressively follow-up on positive results received thus far. The scope of the West Extension program contemplates 7,500 meters of drilling in 15 holes.

In conjunction to the surface drilling, work continues on the design layout of an expanded underground exploration and bulk sampling program that will be used to facilitate the completion of a bankable feasibility study within the next 10 to 12 months. Details of this plan will be released at a future date.

QUALIFIED PERSON

The Phase I West Extension program is under the supervision of Messrs. Kevin Leonard P.Geo. of halo Resources Ltd. and Andre Tremblay P. Geo. Of Metanor Resources Inc qualified Persons under National instrument 43-101.

ADDITIONAL INFORMATION

For additional information on the Bachelor Lake Property, please refer to the BACHELOR LAKE GOLD MINE PROPERTY 43-101 TECHNICAL REPORT dated December 20, 2004 (Revised version), filed on SEDAR at www.sedar.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MATERIALS TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE. THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE.


--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

SERGE ROY, President and CEO                    MARC CERNOVITCH, President & CEO
Metanor Resources Inc.                          Halo Resources Inc.
Tel: 819-825-8678 or 819-856-8435               Tel: 604-484-0068
                                                Fax: 604-484-0069
GHISLAIN MORIN, V.P. Corporate Development      Toll Free: 1-866-841-0068
Tel: Metanor Resources Inc.                     mcernovitch@halores.com
819-825-8678 or 819-354-9439

2872, Sullivan Road, suite 2,
Val-d'Or (Quebec) J0Y 2N0
Tel: (819) 825-8678  Fax. : (819) 825-8224
ressources.metanor@cablevision.qc.ca
www.metanor.ca

                     [GRAPHIC OMMITTED] [GRA[HIC OMMITTED]


Omitted graphic is a sectional map of the BACHELOR/HEWFRAN LONG SECTION showing: Recent Drill Holes, surveyed
          Recent Drill holes, unsurveyed
          Exisiting Drill Holes
          Mineralized Zone, interpreted
          Mined out are
          Exisitng Resource

This map may be viewed at www.halores.com